UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Ordinary Shares, of nominal value €2.39 per share

(Title of Class of Securities)

423325950

(CUSIP Number)

Fotios Karatzenis

24 Kifissias Avenue

15125 Marousi Athens

Greece

tel: 0030 210 8170131

fax: 0030 210 6896333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Daniel Epstein
Allen&Overy LLP
One Bishops Square
London E1 6AO
United Kingdom
+44(0)203 088 0000

August 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423325950

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marfin Investment Group Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,960,727 Ordinary Shares

	8.	Shared Voting Power NA

	9.	Sole Dispositive Power 52,960,727 Ordinary Shares

	10.	Shared Dispositive Power NA

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,960,727 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.805%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Ordinary shares nominal value €2.39 per share (the Shares) of the Hellenic Telecommunications Organization S.A. (the Issuer). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. The Issuer’s Chairman and Managing Director is Mr. Panagis Vourloumis.

Item 2.	Identity and Background

(a) - (c), (f) This statement is filed by Marfin Investment Group Holdings S.A. (MIG). MIG is a corporation organized under Greek law with its principal business address at Kifissias Avenue 24, 151 25 Athens, Greece. MIG is an investment holding company that invests in Greek and foreign companies and businesses of all kinds and purposes, including through creating new Greek or foreign companies with any form and purpose, participating in the management and operation of the companies in which MIG invests, investing in shares, government and private bonds, mutual funds and in any general financial instruments and participating in other similar investments or ventures in support of the aforementioned.

The name, citizenship, address and principal occupation of each of the members of MIG’s board of directors and executive officers are listed in Schedule A attached hereto.

(d) Neither MIG nor, to the best of its knowledge, any of MIG’s executive officers or directors listed in Schedule A, have, during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither MIG nor, to the best of its knowledge, any of MIG’s executive officers or directors listed in Schedule A, have, during the five years preceding the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in making the purchases was the share capital increase of Marfin Investment Group Holdings S.A. which was resolved by the Ordinary General Meeting of its shareholders on March 29, 2007.

Item 4.	Purpose of Transaction

MIG purchased the shares as part of its global investment portfolio and believes them to represent a sound acquisition. Although MIG has no current intention to seek influence or participate in the formulation, determination or direction of the basic business decisions of the Issuer, it is anticipated that MIG may from time to time seek to have discussions with management, the board of directors and other shareholders of the Issuer. MIG’s current intention may change depending on market circumstances and Issuer’s business progress.

Depending on prevailing market, economic and other conditions, MIG may from time to time acquire additional securities of the Issuer, convert or exchange securities that it holds. MIG intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments concerning the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to MIG, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer or to sell any or all of the securities of the Issuer that it holds.

Other than as set forth above, neither MIG nor, to the best of its knowledge, any of MIG’s executive officers or directors listed in Schedule A have any present plans or proposals which relate to or would result in any transactions change or event specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of September 14, 2007, MIG has acquired 31,187,757 shares as well as voting rights over an additional 21,772,970 shares that it has the right to acquire, or together approximately 10.805% of the Issuer’s Common Stock. This percentage of shares is calculated based on 490,150,389 shares of the Issuer’s Common Stock outstanding as reported in the annual report on Form 20F for the period ending December 31, 2006, which was filed with the SEC on June 28, 2007, which represents the most recent available public filing containing such information.

(c) The following chart sets forth the details of MIG’s transactions in the Securities of the Issuer

Party	Date of purchase or disposition	Number of shares acquired or disposed	Average price per share (€)	Number of shares as to which there is a right to acquire and sole power to direct the vote	Total number of voting rights	% voting rights/share capital	Where and How Effected
MIG	August 16, 2007	25,974,047	22.8303		25,974,047	5.30	Purchased on the Athens Stock Exchange
MIG	August 17, 2007	3,332,214	23.1709		29,306,261	5.98	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	579,631	23.1408		29,885,892	6.0973	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	40,000	23.08		29,925,892	6.1054	Purchased on the Athens Stock Exchange
MIG	August 21, 2007	930,277	23.0590		30,856,169	6.2952	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	516,922	23.2898		31,373,091	6.4007	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	38,000	23.00		31,411,091	6.4084	Purchased on the Athens Stock Exchange
MIG	August 23, 2007	2,681,941	23.2149		34,093,032	6.9556	Purchased on the Athens Stock Exchange
MIG	August 24, 2007	232,900	23.00		34,325,932	7.0031	Purchased on the Athens Stock Exchange
MIG	August 27, 2007	- 15,000	23.50		34,310,932	7.0000	Purchased on the Athens Stock Exchange
MIG	August 29, 2007	210,161	23.40		34,521,093	7.0429	Purchased on the Athens Stock Exchange
MIG	August 30, 2007	4,033,479	23.30		38,554,572	7.8659	Purchased on the Athens Stock Exchange
MIG	August 31, 2007	135,306	23.30		38,689,878	7.8935	Purchased on the Athens Stock Exchange
MIG	September 3, 2007	3,832,126	23.9755		42,522,004	8.6753	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	607,848	23.5682		43,129,852	8.7993	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	100,000	23.50		43,229,852	8.8197	Purchased on the Athens Stock Exchange
MIG	September 5, 2007	4,901,582	23.5807		48,131,434	9.8197	Purchased on the Athens Stock Exchange
MIG	September 6, 2007	600,000	23.2586		48,731,434	9.9421	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	90,000	23.2644		48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	-21,772,970	23.08	21,772,970	48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 10, 2007	100,000	23.2361		48,921,434	9.9809	Purchased on the Athens Stock Exchange
MIG	September 14, 2007	4,039,293	23.3490		52,960,727	10.805	Purchased on the Athens Stock Exchange

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MIG is entitled to acquire pursuant to the terms of a financial instrument (total return equity swap) 21,772,970 shares of the Issuer, or 4.4421% of the Issuer’s Common Stock, with the relevant voting rights exercised pursuant to the Company’s instructions.

With the exception of the total return equity swap agreement that MIG has entered into, to the knowledge of MIG and its officers and directors, there are no other contracts, arrangements, understandings or relationships among and between MIG, the persons named in Schedule A and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.     Agreement of September 6, 2007 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of September 14, 2007 that the information set forth in this statement is true, complete and correct.

Marfin Investment Group Holdings S.A.

By:	/s/ Georgios Efstratiades
Name:	Georgios Efstratiades
Title:	Member of the Board of Directors and General Manager

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MARFIN INVESTMENT GROUP HOLDINGS S.A.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of Marfin Investment Group Holdings S.A. are set forth below.

Marfin Investment Group Holdings S.A.

Name	Principal Occupation	Business Address	Citizenship
Emmanuel Xanthakis	Chairman	Kifissias Ave. 24 151 25 Athens Greece	Greek

Soud Ba’alawy	Co-Vice Chairman	Kifissias Ave. 24 151 25 Athens Greece	UAE

Andreas Vgenopoulos	Co-Vice Chairman	Kifissias Ave. 24 151 25 Athens Greece	Greek

Dennis Malamatinas	Chief Executive Officier	Kifissias Ave. 24 151 25 Athens Greece	Greek

Georgios Efstratiades	Chief Operating Officer	Kifissias Ave. 24 151 25 Athens Greece	Greek

Ioannis Korakadas	Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Panagiotis Throuvalas	Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Sayanta Basu	Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Indian

Abdulhakeem Kamkar	Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	UAE

George Lassados	Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Nicholas Wrigley	Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	British

Alexandros Edipidis	Independent Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Markos Foros	Independent Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Konstantinos Grammenos	Independent Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek

Konstantinos Los	Independent Non-Executive Director	Kifissias Ave. 24 151 25 Athens Greece	Greek